David A. Carter, P.A.
                                 ONE LINCOLN PLACE
                            1900 GLADES ROAD, SUITE 401
                            BOCA RATON, FLOIRDA 33431
                                  _______________
DAVID A. CARTER*            TELEPHONE:  (561) 750-6999
________________           FACSIMILE:    (561) 367-0960
*MEMBER FLA. AND IOWA BAR   EMAIL: DACPA@BELLSOUTH.NET

                                        VIA FACSIMILE
                                        May 29, 2007
Karen Garnett, Assistant Director
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  XTX Energy, Inc. (the "Company")
          Proposed Definitive Information Statement
          on Schedule 14C
          Registration No. 0-31757
          -----------------------------------------------
          Corrected Reply to Staff Comment Letter
          dated May 14, 2007

Dear Ms. Garnett:

     This letter corrects my previous correspondence dated May 15, 2007 dispatched in reply to the Staff's comment letter dated May 14, 2007 on that date. As discussed in a recent conference telephone call between Attorney Eugene M. Kennedy on my behalf and Mr. David Roberts and yourself, on the Staff's behalf, our prior response by letter dated
May 15, 2007 was in error with respect to the need for shareholder approval of the reverse split of the Company's Common Stock due to our misreading of the applicable provision of the Nevada Revised Statutes, Sections 78.2055 and 78.207. Contrary to our response on May 15, 2007, of the three actions covered by the preliminary Schedule 14C, change of the name of the corporation, increase in the Company's authorized Capital Stock and reverse split of the Company's issued and outstanding Common Stock, while the name change and the authorized increase do not require shareholder approval, the reverse split of issued and outstanding Common Stock does.

     All of the actions covered by the Schedule 14C were approved and directed by the Written Consent of the Company's Directors, three of whom, including the Chairman of the Company's Board, who collectively are


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Karen Garnett, Assistant Director
U.S. Securities & Exchange Commission
May 29, 2007
Page 2


entitled to vote approximately 79% of the Company's issued and outstanding Common Stock, ratified and joined the Action of the Board of Directors by Written Consent, including the reverse split of the Company's Common Stock.

     There was no solicitation of Shareholders in light of the ratification and joinder of the three Directors in the March 22nd Written Consent to the change of name of the Company, to the increase in the authorized Capital Stock and to the reverse split. With specific reference to the comments in the Staff's letter of May 14, we reply as follows:

        We understand that disclosure regarding the asset purchase transaction in the Information Statement pursuant to Rule 14f-1, filed on or about March 19, 2007 was not the appropriate form for an information statement relating to the asset purchase transaction. Nevertheless the 14f-1 Information Statement was mailed to Shareholders on or about March 30, 2007. The acquisition transaction did not require Shareholder approval and we have added a summary description of the asset purchase transaction in the proposed definitive Information Statement on Schedule 14C filed herewith.

     As indicated above, the Company's Board of Directors, by Written Action Without a Meeting, consented to the name change, the increase in the authorized Capital Stock and the reverse split reflected in the Preliminary Information Statement on Schedule 14C. Subsequently, on determination that Shareholder approval was in fact required in connection with the reverse split, three of the Company's Directors, who are entitled in the aggregate to vote something more than 79% of the Company's issued outstanding Common Stock ratified the Written Action of the Board of Directors and joined therein retroactive to the date of the Board of Directors' Written Action approving and authorizing in particular, the reverse split. The Definitive Information Statement on Schedule 14C filed herewith discloses that sequence of events.

Karen Garnett, Assistant Director
U.S. Securities & Exchange Commission
May 29, 2007
Page 3


     As reflected in our May 15th letter, financial information in connection with the asset acquisition transaction is not filed in the Company's Current Report on Form 8-K or in the Information Statement on
Schedule 14C in that the assets acquired had never been used in any business operations and had no history of such use at the time of the Company's acquisition of them. As indicated, the Company hopes to initially commence a business utilizing the intellectual property acquired in the asset purchase transaction in question. In sum, that is the reason why no financial information was provided in connection with the assets acquired in the acquisition transaction.

     In the course of the conference call discussion between Attorney Kennedy and the Staff, we concluded that the request in our May 15, 2007 letter concerning withdrawal of the Preliminary Information Statement on Schedule 14C filed on March 30, 2007 was not effective and the Preliminary Information Statement filed on March 30, 2007 was, and is, in fact not withdrawn and remains filed at this time.

     In light of our need to correct our letter of May 15, 2007 and upon further consideration of the Staff's comments in its letter dated May 14, 2007, the Company has modified the proposed Definitive Information Statement on Schedule 14C filed herewith to summarize the asset purchase transaction, to disclose the action by written consent of the Company's Board of Directors and the subsequent modification and joinder by Directors who are entitled to vote approximately 79% of the Company's Common Stock, to revise the various dates reflected in the proposed Definitive Information Statement on Schedule 14C and finally to "withdraw the withdrawal" discussed in our May 15, 2007 response letter to the Staff's comments.

     The Company believes that all of the foregoing, when taken together with the revisions reflected in the proposed Definitive Information Statement on Schedule 14C filed herewith is responsive to the Staff's comments. Obviously, in order to begin the 20 day waiting period following dispatch of the Definitive Information Statement, the Company hopes that it has responded at this point in full to the Staff's comments and is looking forward to dispatch of the Definitive Information Statement on Schedule 14C as soon as possible.

Karen Garnett, Assistant Director
U.S. Securities & Exchange Commission
May 29, 2007
Page 4


     Your kind consideration and anticipated courtesies in assisting the Company in this regard will be greatly appreciated.

                                        Very truly yours,
                                        DAVID A. CARTER, P.A.

                                     By: /s/ David A. Carter
                                        ------------------------
                                        David A. Carter, Esq.
DAC/smm
     cc:  XTX Energy, Inc.
     David Roberts, Esq. (SEC)
     Eugene M. Kennedy, Esq.
     Brad Hauser, Esq.



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